First Quarter Report – 2015
(In millions of United States dollars, except where noted)

Exhibit 99.2
First Quarter Report – 2015
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended March 31
	Note	2015	2014
Revenues	5(e)	$1,017	$878
Mine operating costs
Production costs	6	(620)	(487)
Depreciation and depletion	5, 10(a),11(f)	(322)	(169)
		(942)	(656)
Earnings from mine operations		75	222
Exploration and evaluation costs	11(c)	(14)	(11)
Share of net earnings of associates	12	35	56
Corporate administration	6(a), 14	(55)	(66)
Earnings from operations and associates	5	41	201
Losses on securities, net	13(c)	(2)	(1)
Losses on derivatives, net	13(b)	(42)	(3)
Gain on disposition of mining interests, net	12(b)	—	18
Finance costs		(27)	(16)
Other income (expenses)		20	(21)
(Loss) earnings from continuing operations before taxes		(10)	178
Income tax expense	7	(129)	(89)
Net (loss) earnings from continuing operations		(139)	89
Net earnings from discontinued operations	4	52	9
Net (loss) earnings		$(87)	$98
Net (loss) earnings per share from continuing operations
Basic	8	$(0.17)	$0.11
Diluted	8	(0.17)	0.11
Net (loss) earnings per share
Basic	8	$(0.11)	$0.12
Diluted	8	(0.11)	0.12

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2015

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In millions of United States dollars – Unaudited)

		Three Months Ended March 31
	Note	2015	2014
Net (loss) earnings		$(87)	$98
Other comprehensive (loss) income, net of tax
Items that may be reclassified subsequently to net (loss) earnings:	13(c)
Mark-to-market gains on available-for-sale securities		1	4
Reclassification adjustment for available-for-sale securities impairment losses included in net (loss) earnings		3	1
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net (loss) earnings		(1)	—
Reclassification of Probe mark-to-market gains on acquisition	3	(3)	—
		—	5
Items that will not be reclassified to net (loss) earnings:
Remeasurements on defined benefit pension plans		(2)	(2)
Total other comprehensive (loss) income, net of tax		(2)	3
Total comprehensive (loss) income		$(89)	$101

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2015

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended March 31
	Note	2015	2014
Operating activities
Net (loss) earnings from continuing operations		$(139)	$89
Adjustments for:
Dividends from associates	12	3	34
Reclamation expenditures		(14)	(3)
Items not affecting cash:
Depreciation and depletion	5, 10(a),11(f)	322	169
Share of net earnings of associates	12	(35)	(56)
Share-based compensation	14	15	24
Losses on securities, net	13(c)	2	1
Unrealized loss (gains) on derivatives, net	13(b)	26	(2)
Gain on disposition of mining interests, net	12(b)	—	(18)
Revision of estimates and accretion of reclamation and closure cost obligations		28	7
Deferred income tax expense (recovery)	7	75	(46)
Other		(12)	22
Change in working capital	9	(220)	42
Net cash provided by operating activities of continuing operations		51	263
Net cash provided by operating activities of discontinued operations		7	10
Investing activities
Acquisition of mining property, net of cash acquired	3	(39)	—
Expenditures on mining interests	5(i)	(380)	(465)
Deposits on mining interests expenditures		(13)	(28)
Proceeds from disposition of mining interest, net of transaction costs	12(b)	—	193
Interest paid	5(i)	(30)	(26)
Purchases of money market investments and available-for-sale securities	9	(9)	(44)
Proceeds from maturities and sales of money market investments and available-for-sale securities	9	8	—
Other		—	(2)
Net cash used in investing activities of continuing operations		(463)	(372)
Net cash provided by (used in) investing activities of discontinued operations	9	100	(3)
Financing activities
Debt repayments		(3)	—
Draw down of credit facility, net of repayments	13(e)(i)	300	600
Dividends paid to shareholders	8(b)	(122)	(122)
Common shares issued		13	—
Net cash provided by financing activities of continuing operations		188	478
Effect of exchange rate changes on cash and cash equivalents		—	—
(Decrease) increase in cash and cash equivalents		(117)	376
Cash and cash equivalents, beginning of the period		482	625
Cash and cash equivalents, end of the period	9	$365	$1,001
Supplemental cash flow information (note 9)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2015

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	At March 31 2015	At December 31 2014
Assets
Current assets
Cash and cash equivalents	9	$365	$482
Money market investments		55	53
Accounts receivable		530	394
Inventories	10	726	772
Income taxes receivable		212	207
Assets held for sale	4	—	81
Other		127	158
		2,015	2,147
Mining interests
Owned by subsidiaries	3, 11	22,745	22,458
Investments in associates	12	2,121	2,087
		24,866	24,545
Goodwill		479	479
Investments in securities		25	43
Deposits on mining interests expenditures		16	32
Deferred income taxes		24	26
Inventories	10	254	249
Other		333	345
Total assets	5	$28,012	$27,866
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$778	$1,039
Income taxes payable		38	45
Debt		218	150
Liabilities relating to assets held for sale	4	—	55
Other		150	167
		1,184	1,456
Deferred income taxes		5,024	4,959
Debt		3,670	3,442
Provisions		687	671
Income taxes payable		89	80
Other		100	83
Total liabilities	5	10,754	10,691
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,555	17,261
Accumulated other comprehensive loss		(7)	(5)
Deficit		(505)	(296)
		17,043	16,960
Non-controlling interest		215	215
Total equity		17,258	17,175
Total liabilities and equity		$28,012	$27,866
Commitments and contingencies (notes 13(e)(i) and 15); subsequent events (notes 1, 12(a), 16)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2015

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares			Accumulated Other Comprehensive Loss
	Shares issued, fully paid with no par value	Amount	Stock option, restricted share units ("RSUs") and warrants	Investment revaluation reserve	Other	Deficit	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total
At January 1, 2015	813,585	$16,941	$320	$(3)	$(2)	$(296)	$16,960	$215	$17,175
Total comprehensive loss
Net loss	—	—	—	—	—	(87)	(87)	—	(87)
Other comprehensive loss	—	—	—	—	(2)	—	(2)	—	(2)
	—	—	—	—	(2)	(87)	(89)	—	(89)
Shares, options and warrants issued pursuant to the acquisition of Probe (note 3)	13,264	250	20	—	—	—	270	—	270
Stock options and warrants exercised and RSUs issued and vested (note 14(a))	2,553	60	(47)	—	—	—	13	—	13
Share-based compensation (note 14(a))	—	—	11	—	—	—	11	—	11
Dividends (note 8(b))	—	—	—	—	—	(122)	(122)	—	(122)
At March 31, 2015	829,402	$17,251	$304	$(3)	$(4)	$(505)	$17,043	$215	$17,258

	Common Shares			Accumulated Other Comprehensive Income (Loss)
	Shares issued, fully paid with no par value	Amount	Stock options and RSUs	Investment revaluation reserve	Other	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2014	812,257	$16,895	$296	$3	$(2)	$2,353	$19,545	$213	$19,758
Total comprehensive income
Net earnings	—	—	—	—	—	98	98	—	98
Other comprehensive income	—	—	—	5	(2)	—	3	—	3
	—	—	—	5	(2)	98	101	—	101
Stock options exercised and RSUs issued and vested (note 14(a))	933	37	(37)	—	—	—	—	—	—
Share-based compensation (note 14(a))	—	—	20	—	—	—	20	—	20
Dividends (note 8(b))	—	—	—	—	—	(122)	(122)	—	(122)
At March 31, 2014	813,190	$16,932	$279	$8	$(4)	$2,329	$19,544	$213	$19,757
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2015
(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group ("Goldcorp" or "the Company"). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.
At March 31, 2015, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos gold mine in Mexico; the Marlin gold/silver mine in Guatemala; the Cerro Negro gold/silver mine, which achieved commercial production effective January 1, 2015 and the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine (40.0% interest) in the Dominican Republic. The Company also owns a 39.3% equity interest in Tahoe Resources Inc. ("Tahoe"), which owns and operates the Escobal silver mine in Guatemala (note 12).
The Company’s significant development projects at March 31, 2015 included the Cochenour and Éléonore gold projects in Canada, with Éléonore achieving commercial production effective April 1, 2015; the El Morro gold/copper project (70.0% interest) in Chile; and the Camino Rojo gold/silver project in Mexico. On March 13, 2015, the Company acquired 100% of the outstanding shares of Probe Mines Ltd. ("Probe"), which owns the Borden Gold Project ("Borden project") in Canada (note 3).
The Wharf gold mine in the United States was sold on February 20, 2015 and has been classified as a discontinued operation for the three months ended March 31, 2015 and 2014 (note 4).

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2014.
The Company’s interim results are not necessarily indicative of its results for a full year.
Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015, the Company applied the critical judgements and estimates disclosed in notes 6 and 7 of its audited consolidated financial statements for the year ended December 31, 2014 and the following critical judgment in applying accounting policies:
Business combinations
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded

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First Quarter Report – 2015
(In millions of United States dollars, except where noted)

that the acquisition of Probe on March 13, 2015 did not meet the criteria of a business combination and the transaction has been accounted for as an acquisition of an asset (note 3).
Basis of consolidation
These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's presentation currency is the United States ("US") dollar. All amounts are expressed in millions of US dollars, unless otherwise stated. References to C$ are to Canadian dollars. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at March 31, 2015 were as follows:

Direct parent company (mine sites and operating segments) (note 5)	Location	Ownership interest	Mining properties and development projects owned (note 11)
Red Lake Gold Mines Ontario Partnership ("Red Lake")	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project
Goldcorp Canada Ltd./Goldcorp Inc. ("Porcupine")	Canada	100%	Porcupine mine and Borden project
Goldcorp Canada Ltd./Goldcorp Inc. ("Musselwhite")	Canada	100%	Musselwhite mine
Les Mines Opinaca Ltée ("Éléonore")	Canada	100%	Éléonore project
Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. ("Peñasquito")	Mexico	100%	Peñasquito mine, and Camino Rojo project
Desarrollos Mineros San Luis S.A. de C.V. ("Los Filos")	Mexico	100%	Los Filos mine
Montana Exploradora de Guatemala S.A. ("Marlin")	Guatemala	100%	Marlin mine
Oroplata S.A. ("Cerro Negro")	Argentina	100%	Cerro Negro mine
Sociedad Contractual Minera El Morro ("El Morro")	Chile	70%	El Morro project
Intercompany assets and liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated.
These unaudited condensed interim consolidated financial statements also include the following investments in associates that are accounted for using the equity method:

Associates (mine sites and/or operating segments) (notes 5 and 12)	Location	Ownership interest	Mining properties (note 11)
Minera Alumbrera Limited ("Alumbrera")	Argentina	37.5%	Alumbrera mine
Pueblo Viejo Dominicana Corporation ("Pueblo Viejo")	Dominican Republic	40.0%	Pueblo Viejo mine
Tahoe	Guatemala	39.3%	Escobal mine

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First Quarter Report – 2015
(In millions of United States dollars, except where noted)

3.	PROBE ACQUISITION
On March 13, 2015, the Company completed the acquisition of Probe, pursuant to a plan of arrangement. Probe's principal asset is the 100% owned Borden project, located 160 kilometres west of the Company's Porcupine mine. The Borden project is expected to provide a new potential source of production for Porcupine thereby leveraging existing investments made in people, infrastructure and stakeholder partnerships. Upon closing, former Probe shareholders were issued 0.1755 Goldcorp common shares for each common share of Probe outstanding, excluding the 18.5 million Probe common shares, or 19.7% interest, held by the Company at March 13, 2015. The Company also issued 1.4 million stock options and 0.5 million warrants to former Probe option and warrant holders, respectively.
Immediately prior to the arrangement taking effect, Probe shareholders, including the Company, received an interest in a new exploration company, Probe Metals Inc. ("Probe Metals"), to which Probe had transferred certain exploration assets as part of the arrangement. Probe Metals was capitalized with C$15 million ($12 million) in cash contributed by Goldcorp which has been included in the total consideration paid for the acquisition of Probe.
The Company concluded that the acquired assets and assumed liabilities of Probe did not constitute a business and accordingly the transaction was accounted for as an acquisition of an asset. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis as follows:

Purchase price:
13.3 million common shares issued (1)	$250
Cost of 19.7% investment held in Probe prior to the closing of the transaction (2)	57
Cash paid	12
1.4 million stock options issued (3)	15
0.5 million warrants issued (3)	5
Transaction costs	4
343
Net assets acquired:
Cash and cash equivalents	13
Mining interests	340
Deferred income tax asset	3
Accounts payable and accrued liabilities	(5)
Other liabilities	(8)
$343

(1)	The common shares were valued at the March 13, 2015 closing price of Goldcorp shares on the Toronto Stock Exchange (C$24.12).

(2)
Of the 18.5 million Probe common shares, or 19.7% interest, owned by the Company at March 13, 2015, 10.1 million common shares were purchased from Agnico Eagle Mines Ltd. during the three months ended March 31, 2015 for cash consideration of C$51 million ($40 million). At the date of acquisition, the $3 million cumulative mark-to-market gain on the 19.7% interest in Probe, which had previously been designated as available-for-sale, was reclassified from other comprehensive (loss) income and included in the purchase price.

(3)
The fair value of the options and warrants issued were calculated using a Black-Scholes option pricing model with the following weighted average assumptions and inputs: (i) expected life – 0.3 years, (ii) weighted average expected volatility – 42.4%, (iii) expected dividend yield – 3.2%, (iv) risk-free interest rate – 0.5%, (v) weighted average share price – C$24.12 ($18.84).

The assets acquired and liabilities assumed have been assigned to and included in the Porcupine reportable operating segment.

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First Quarter Report – 2015
(In millions of United States dollars, except where noted)

4.	WHARF DISPOSITION
On February 20, 2015, the Company completed the sale of Wharf to Coeur Mining, Inc. for total consideration of $99 million in cash, including closing adjustments. The transaction aligns with the Company’s commitment to focus on a portfolio of core assets. The Company recognized a gain on disposition of $49 million after tax, calculated as follows:

Cash proceeds, net of transaction costs of $1 million	$98
Net assets sold and derecognized:
Inventories	19
Other current assets	3
Mining interests	52
Other non-current assets	2
Accounts payable and accrued liabilities	(5)
Deferred income taxes	(8)
Provisions	(34)
Other non-current liabilities	(4)
25
Gain on disposition	73
Income tax expense on disposition	(24)
Net gain on disposition	$49

The results of Wharf have been presented as net earnings and cash flows from discontinued operation for the three months ended March 31, 2015 and comparative results have been re-presented. Additionally, Wharf's assets and liabilities were presented separately as assets held for sale and liabilities related to assets held for sale, respectively, as at December 31, 2014 in the Company's Consolidated Balance Sheet.

The components of net earnings from discontinued operation for the three months ended March 31 were as follows:

	2015	2014
Revenues	$19	$20
Production costs	(15)	(13)
Depreciation and depletion	—	(1)
Earnings from mine operation	4	6
Other expenses	(1)	—
Earnings from discontinued operation before taxes	3	6
Income tax expense	—	(1)
Earnings from discontinued operation	3	5
Net gain on disposition of discontinued operation	49	—
Net earnings from discontinued operation	$52	$5
Net earnings per share from discontinued operation
Basic	$0.06	$0.01
Diluted	0.06	0.01

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First Quarter Report – 2015
(In millions of United States dollars, except where noted)

5.	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Company includes certain Alumbrera and Pueblo Viejo operating results and expenditures on mining interests on a proportionate basis, instead of on an equity basis, in its attributable segment totals, consistent with how the operating results are reported to the Company’s chief operating decision maker. The Other segment includes corporate activities, the Company's investment in Tahoe and certain exploration properties in Mexico.
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (e)(f)		Depreciation and depletion		Earnings (loss) from operations and associates (f)(g)		Expenditures on mining interests (i)
	Three Months Ended March 31
	2015	2014	2015	2014	2015	2014	2015	2014
Red Lake (a)	$131	$131	$34	$27	$42	$40	$47	$54
Porcupine (a)	66	85	11	13	10	27	20	19
Musselwhite	68	88	13	14	13	29	8	9
Éléonore	—	—	—	—	—	—	65	169
Peñasquito (a)	364	362	77	56	58	80	28	19
Los Filos	72	106	22	16	(1)	37	12	16
Marlin	82	89	56	35	(24)	5	16	16
Cerro Negro (c)	234	—	104	—	(7)	—	20	143
Alumbrera (h)	57	146	9	7	—	41	1	9
El Morro	—	—	—	—	—	—	8	8
Pueblo Viejo (h)	177	156	36	25	69	66	14	12
Wharf (note 4)	19	20	—	1	3	6	—	1
Marigold (j)	—	28	—	—	—	4	—	1
Other (b)	—	17	5	8	(73)	(60)	9	5
Attributable segment total	1,270	1,228	367	202	90	275	248	481
Alumbrera (h)	(57)	(146)	(9)	(7)	(5)	(29)	(1)	(9)
Pueblo Viejo (h)	(177)	(156)	(36)	(25)	(41)	(35)	(14)	(12)
Discontinued operations (j)(note 4)	(19)	(48)	—	(1)	(3)	(10)	—	(2)
Consolidated total from continuing operations	$1,017	$878	$322	$169	$41	$201	$233	$458

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First Quarter Report – 2015
(In millions of United States dollars, except where noted)

	Total Assets
	At March 31 2015	At December 31 2014
Red Lake (a)	$3,715	$3,703
Porcupine (a)	1,074	716
Musselwhite	593	621
Éléonore	3,331	3,257
Peñasquito (a)	9,436	9,390
Los Filos	1,493	1,487
Marlin	660	716
Cerro Negro	3,875	3,945
Alumbrera	89	94
El Morro	1,519	1,515
Pueblo Viejo	1,654	1,624
Wharf (note 4)	—	81
Other (b)(d)	573	717
Total	$28,012	$27,866

	Total Liabilities
	At March 31 2015	At December 31 2014
Red Lake (a)	$85	$97
Porcupine (a)	317	312
Musselwhite	78	91
Éléonore	571	574
Peñasquito (a)	3,162	3,273
Los Filos	329	319
Marlin	188	193
Cerro Negro	1,044	1,096
Alumbrera	—	—
El Morro	463	466
Pueblo Viejo	—	—
Wharf (note 4)	—	55
Other (b)(d)	4,517	4,215
Total	$10,754	$10,691

(a)
The Company’s 100% interests in the Cochenour and Borden projects in Canada (note 3) and the Camino Rojo project in Mexico are included in the Red Lake, Porcupine and Peñasquito reportable operating segments, respectively.

(b)
The El Sauzal mine entered reclamation effective January 1, 2015. Accordingly, total assets and liabilities at March 31, 2015 and results for the three months ended March 31, 2015 are included in the Other segment consistent with the Company's inactive or closed mines. Comparative results have been re-presented to include El Sauzal in the Other segment to conform with the presentation for the three months ended March 31, 2015.

(c)
On January 1, 2015, Cerro Negro achieved commercial production. Accordingly, revenue from the sale of metals and costs incurred during production have been included in earnings, effective January 1, 2015.

(d)	Total corporate assets and liabilities at March 31, 2015 were $184 million and $4,517 million, respectively (December 31, 2014 – $338 million and $4,215 million, respectively).

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First Quarter Report – 2015
(In millions of United States dollars, except where noted)

(e)
The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries.

The Company’s consolidated revenues from continuing operations (excluding attributable share of revenues from Alumbrera and Pueblo Viejo) for the three months ended March 31 were as follows:

	2015	2014
Gold	$794	$639
Silver	146	146
Zinc	55	62
Lead	21	29
Copper	1	2
	$1,017	$878
The Company's reportable operating segments (including attributable share of revenues from Alumbrera and Pueblo Viejo) principally derived their revenue from gold sales with the exception of the following operating segments:

Three Months Ended March 31		Peñasquito	Marlin	Cerro Negro	Alumbrera	Pueblo Viejo
Gold	2015	$210	$53	$194	$24	$169
	2014	$159	$54	$—	$53	$148
Silver	2015	77	29	40	1	8
	2014	110	35	—	2	8
Zinc	2015	55	—	—	—	—
	2014	62	—	—	—	—
Lead	2015	21	—	—	—	—
	2014	29	—	—	—	—
Copper	2015	1	—	—	31	—
	2014	2	—	—	89	—
Molybdenum	2015	—	—	—	1	—
	2014	—	—	—	2	—
Total	2015	$364	$82	$234	$57	$177
	2014	$362	$89	$—	$146	$156

(f)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker. For the three months ended March 31, 2015, intersegment purchases include ounces purchased from Pueblo Viejo of $177 million (2014 – $156 million) and revenues related to the sale of those ounces to external third parties of $177 million (2014 – $156 million).

(g)
The $51 million of net expenses for the three months ended March 31, 2015 (2014 – $23 million), which reconciles the Company’s earnings from operations and associates of $41 million (2014 – $201 million), to the Company’s loss from continuing operations before taxes of $10 million (2014 – earnings of $178 million), mainly arose from corporate activities that would be primarily allocated to the Other reportable operating segment. The net expenses include finance costs of $27 million (2014 – $16 million) of which $20 million (2014 – $nil) would be allocated to the Cerro Negro segment.

(h)
Includes certain non-operating expenses, such as finance costs and income taxes of Alumbrera and Pueblo Viejo, which are included in the Company's net equity earnings on a consolidated basis, in order to reconcile attributable segment total to consolidated total from continuing operations.

(i)
Segmented expenditures on mining interests include capitalized borrowing costs, are net of investment tax credits, exclude additions to reclamation assets arising from changes in estimates, and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Condensed Interim Consolidated Statements of Cash Flows are presented on a cash basis. For the three months ended March 31, 2015, the change in accrued expenditures and investment tax credits was a decrease of $177 million (2014 – $33 million).

GOLDCORP    |  12

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

(j)	The Company's 66.7% interest in the Marigold mine in the United States was sold on April 4, 2014 and was classified as a discontinued operation for the three months ended March 31, 2014.

6.	PRODUCTION COSTS

Three months ended March 31	2015	2014
Raw materials and consumables	$235	$260
Salaries and employee benefits (a)	131	109
Contractors	102	87
Royalties	24	15
Revision in estimates and liabilities incurred on reclamation and closure cost obligations	22	—
Change in inventories (notes 10(a), 10(b))	58	(37)
Other	48	53
	$620	$487

(a)	Salaries and employee benefits excludes $20 million of salaries and employee benefits included in corporate administration expense for the three months ended March 31, 2015 (2014 – $22 million).

7.	INCOME TAXES

Three months ended March 31	2015	2014
Current income tax expense	$54	$135
Deferred income tax expense (recovery)	75	(46)
Income tax expense	$129	$89
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to (loss) earnings from continuing operations before taxes. These differences result from the following items:

Three months ended March 31	2015	2014
(Loss) earnings from continuing operations before taxes	$(10)	$178
Canadian federal and provincial income tax rates	25%	25%
Income tax (recovery) expense based on Canadian federal and provincial income tax rates	(3)	45
Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities	122	106
Other impacts of foreign exchange	(5)	(53)
Impact of Mexican mining royalty and tax reform	6	5
Non-deductible expenditures	20	7
Effects of different foreign statutory tax rates on earnings of subsidiaries	(18)	(6)
Non-taxable portion of net earnings from associates	(9)	(14)
Impact of Mexican inflation on tax values	(2)	(7)
Changes in recognition of tax losses	6	—
Provincial mining taxes and resource allowance	2	5
Other	10	1
	$129	$89

GOLDCORP    |  13

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

8.	PER SHARE INFORMATION

(a)	Net (loss) earnings per share
Net (loss) earnings per share from continuing operations and net (loss) earnings per share for the three months ended March 31 were calculated based on the following:

	2015	2014
Basic net (loss) earnings from continuing operations	$(139)	$89
Effect of dilutive securities:
Conversion feature of Convertible Notes – change in fair value recognized in net (loss) earnings	—	1
Diluted net (loss) earnings from continuing operations	$(139)	$90

	2015	2014
Basic net (loss) earnings	$(87)	$98
Effect of dilutive securities:
Conversion feature of Convertible Notes – change in fair value recognized in net (loss)earnings	—	1
Diluted net (loss) earnings	$(87)	$99
The weighted average number of shares used in the calculation of net (loss) earnings per share from continuing operations and net (loss) earnings per share for the three months ended March 31 were based on the following:

(in thousands)	2015	2014
Basic weighted average number of shares outstanding	816,909	812,570
Effect of dilutive securities:
Stock options	—	229
RSUs	—	3,354
Convertible Notes	—	18,536
Diluted weighted average number of shares outstanding	816,909	834,689
The following securities were anti-dilutive during the three months ended March 31 and therefore are excluded from the computation of diluted net (loss) earnings per share from continuing operations and diluted net (loss) earnings per share:

(in thousands)	2015	2014
Effect on diluted weighted average number of shares outstanding: (1)
Stock options	525	—
RSUs	3,865	—
Total	4,390	—

(1)
The weighted average number of stock options outstanding during the three months ended March 31, 2014 was 18.3 million, of which 1.4 million was dilutive. The effect of the remaining 16.9 million stock options for the three months ended March 31, 2014 was anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$28.05.

(b)	Dividends declared
During the three months ended March 31, 2015, the Company declared and paid to its shareholders dividends of $122 million ($0.15 per share) (2014 – $122 million ($0.15 per share)). For the period April 1, 2015 to April 29, 2015, the Company declared dividends payable of $0.05 per share for total dividends of $41 million.

GOLDCORP    |  14

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

9.	SUPPLEMENTAL CASH FLOW INFORMATION

	At March 31 2015	At December 31 2014
Cash and cash equivalents are comprised of:
Cash	$319	$431
Cash equivalents	46	51
	$365	$482

Three months ended March 31	2015	2014
Change in operating working capital
Accounts receivable	$(154)	$(36)
Inventories	46	(42)
Accounts payable and accrued liabilities	(86)	(7)
Income taxes	(20)	126
Other	(6)	1
	$(220)	$42

Three months ended March 31	2015	2014
Operating activities include the following cash received (paid):
Interest received	$37	$—
Interest paid	(17)	(7)
Income taxes refunded	3	3
Income taxes paid	(76)	(11)
Investing activities include the following cash (paid) received:
Purchases of money-market investments	$—	$(34)
Proceeds from the maturity of money-market investments	7	—
Purchases of available-for-sale securities	(9)	(10)
Proceeds from the sale of available-for-sale securities	1	—
Investing activities of discontinued operation include the following cash received (paid):
Proceeds on disposition of Wharf, net of transaction costs (note 4)	$101	$—
Expenditures on mining interests	(1)	(3)

10.	INVENTORIES

	At March 31 2015	At December 31 2014
Supplies	$272	$257
Finished goods	142	194
Work-in-process	59	38
Heap leach ore (b)	386	383
Stockpiled ore	121	149
	980	1,021
Less: non-current heap leach and stockpiled ore	(254)	(249)
	$726	$772

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First Quarter Report – 2015
(In millions of United States dollars, except where noted)

(a)
The costs of inventories recognized as expense for the three months ended March 31, 2015 amounted to $862 million (2014 – $602 million), $547 million (2014 – $436 million) and $315 million (2014 – $166 million) of which was included in production costs and depreciation and depletion expense on the Condensed Interim Consolidated Statements of (Loss) Earnings, respectively.

(b)
The Company recognized an impairment expense of $6 million during the three months ended March 31, 2015 arising from its non-current heap leach ore inventory. Of the total impairment expense, $5 million and $1 million was recognized as production costs and depreciation and depletion expense on the Condensed Interim Consolidated Statements of (Loss) Earnings, respectively.

11.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (g)(h)	Investments in associates (note 12)	Total
Cost
At January 1, 2015	$8,213	$8,471	$7,963	$6,290	$2,087	$33,024
Acquisition of mining interests (a)	—	198	142	—	—	340
Expenditures on mining properties (b)(c)	94	103	1	35	—	233
Share of net earnings of associates	—	—	—	—	35	35
Dividends from associate	—	—	—	—	(3)	(3)
Transfers and other movements (d)	1,824	(1,541)	(203)	18	2	100
At March 31, 2015	10,131	7,231	7,903	6,343	2,121	33,729
Accumulated depreciation and depletion and impairment
At January 1, 2015	(3,437)	(1,191)	(1,773)	(2,078)		(8,479)
Depreciation and depletion (f)	(269)	—	—	(116)		(385)
Transfers and other movements (d)	—	—	—	1		1
At March 31, 2015	(3,706)	(1,191)	(1,773)	(2,193)		(8,863)
Carrying amount – March 31, 2015	$6,425	$6,040	$6,130	$4,150	$2,121	$24,866

GOLDCORP    |  16

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (g)(h)	Investments in associates (note 12)	Total
Cost
At January 1, 2014	$7,690	$7,582	$8,170	$5,138	$2,210	$30,790
Expenditures on mining interests	562	714	2	820	—	2,098
Expenditures on mining interests classified as held for sale (note 4)	1	—	—	3	—	4
Reclassifications to mining interests classified as held for sale (note 4)	(46)	—	—	(54)	—	(100)
Share of net earnings of associates	—	—	—	—	156	156
Disposition of investment in associate	—	—	—	—	(175)	(175)
Dividends from associates	—	—	—	—	(109)	(109)
Transfers and other movements (d)	6	175	(209)	383	5	360
At December 31, 2014	8,213	8,471	7,963	6,290	2,087	33,024
Accumulated depreciation and depletion and impairment
At January 1, 2014	(2,929)	(234)	(1,188)	(1,301)		(5,652)
Depreciation and depletion	(500)	—	—	(355)		(855)
Depreciation and depletion relating to mining interests classified as held for sale (note 4)	(3)	—	—	(3)		(6)
Reclassifications to mining interests classified as held for sale (note 4)	12	—	—	37		49
Impairment charges	(17)	(957)	(585)	(465)		(2,024)
Transfers and other movements (d)	—	—	—	9		9
At December 31, 2014	(3,437)	(1,191)	(1,773)	(2,078)		(8,479)
Carrying amount – December 31, 2014	$4,776	$7,280	$6,190	$4,212	$2,087	$24,545

GOLDCORP    |  17

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (g)(h)	At March 31 2015	At December 31 2014
Red Lake (b)	$777	$1,149	$647	$477	$3,050	$3,035
Porcupine (a)	460	242	142	136	980	632
Musselwhite	195	—	105	218	518	523
Éléonore (b)	—	2,050	—	1,129	3,179	3,092
Peñasquito (b)	2,544	1,084	4,081	985	8,694	8,719
Los Filos	626	—	—	163	789	791
Marlin	338	64	31	118	551	596
Cerro Negro (b)(d)	1,485	53	1,001	791	3,330	3,429
El Morro (b)	—	1,351	112	18	1,481	1,473
Corporate and Other (e) (note 5(b))	—	47	11	115	173	168
	$6,425	$6,040	$6,130	$4,150	$22,745	$22,458
Investments in associates (note 12)
Alumbrera					89	94
Pueblo Viejo					1,654	1,624
Other					378	369
					2,121	2,087
					$24,866	$24,545

(a)	On March 13, 2015, the Company completed the acquisition of Probe and its 100% owned Borden project. The Borden project has been included in the Porcupine mining property (note 3).

(b)	Includes capitalized borrowing costs incurred during the three months ended March 31 as follows:

	2015	2014
Éléonore	$17	$10
Cochenour	3	—
Camino Rojo	2	2
Cerro Negro	—	15
El Morro	5	4
	$27	$31
At March 31, 2015, the Company's borrowings eligible for capitalization included the Company’s $1.0 billion notes (the "$1.0 billion Notes"), $1.5 billion notes (the "$1.5 billion Notes") and the $2.0 billion revolving credit facility (collectively, "general borrowings").
At March 31, 2014, the Company's borrowings eligible for capitalization included the $1.5 billion Notes and the $863 million convertible senior notes (collectively, "general borrowings"), and certain financing arrangements held by Cerro Negro.
The amount of general borrowing costs capitalized were determined by applying the weighted average cost of borrowings during the three months ended March 31, 2015 of 3.81% (2014 – 5.00%), proportionately to the accumulated qualifying expenditures on mining interests. During the three months ended March 31, 2015, $27 million of borrowing costs arising on the Company's general borrowings were capitalized (2014 – $28 million) with $nil borrowing costs recognized in the Condensed Interim Consolidated Statements of (Loss) Earnings (2014 – $2 million).
During the three months ended March 31, 2014, $3 million of borrowing costs incurred by the Company on financing arrangements held by Cerro Negro were capitalized.

GOLDCORP    |  18

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

(c)
During the three months ended March 31, 2015, the Company incurred $35 million (2014 – $30 million) in exploration and evaluation expenditures, of which $21 million (2014 – $19 million), had been capitalized and included in expenditures on mining interests. The remaining $14 million (2014 – $11 million) was expensed.

(d)
Transfers and other movements primarily represent the conversion of reserves, resources and exploration potential within mining interests, utilization of deposits on mining interests expenditures, capitalized reclamation and closure costs, capitalized depreciation, and dispositions of mining properties during the period. In addition, amounts capitalized associated with proven and probable reserves for Cerro Negro were reclassified from non-depletable to depletable mining properties on January 1, 2015, following achievement of commercial production.

(e)	Corporate and Other includes exploration properties in Mexico with a carrying amount of $11 million at March 31, 2015 (December 31, 2014 – $10 million).

(f)
Depreciation and depletion expensed for the three months ended March 31, 2015 was $322 million (2014 – $169 million), as compared to total depreciation and depletion of $385 million (2014 – $201 million), due to the capitalization of depreciation of $14 million (2014 – $11 million) relating to development projects (note 11(d)) and movements in amounts allocated to inventories of $49 million (2014 – $21 million).

(g)	At March 31, 2015, assets under construction, therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $356 million (December 31, 2014 – $547 million).

(h)	At March 31, 2015, finance leases included in the carrying amount of plant and equipment amounted to $66 million (December 31, 2014 – $67 million).

12.	INVESTMENTS IN ASSOCIATES
At March 31, 2015, the Company had a 37.5% interest in Alumbrera, a 40.0% interest in Pueblo Viejo, and a 39.3% interest in Tahoe. These investments are accounted for using the equity method and included in mining interests (note 11). The Company adjusts each associate’s financial results, where appropriate, to give effect to uniform accounting policies.

	Alumbrera	Pueblo Viejo (e)	Other (a)(b)(1)	Total
Carrying amount – at January 1, 2015	$94	$1,624	$369	$2,087
Dividends from associate	—	—	(3)	(3)
Company’s share of net (loss) earnings of associates	(5)	28	12	35
Other	—	2	—	2
Carrying amount – at March 31, 2015	$89	$1,654	$378	$2,121
Carrying amount – at January 1, 2014	$172	$1,528	$510	$2,210
Dividends from associates	(108)	—	(1)	(109)
Company’s share of net earnings of associates	30	91	35	156
Disposition of investment in associate	—	—	(175)	(175)
Other	—	5	—	5
Carrying amount – at December 31, 2014	$94	$1,624	$369	$2,087

(1)	Includes results of Tahoe, and Primero to its disposition date of March 26, 2014.

GOLDCORP    |  19

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

Summarized financial information for the Company's investments in Alumbrera and Pueblo Viejo, on a 100% basis and reflecting adjustments made by the Company including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

Three months ended March 31, 2015	Alumbrera	Pueblo Viejo
Revenues	$153	$442
Production costs	(129)	(180)
Depreciation and depletion	(24)	(90)
Earnings from mine operations (c)	—	172
Net (loss) earnings of associates (c)	$(14)	$69
Company's equity share of net (loss) earnings of associates	$(5)	$28
Three months ended March 31, 2014
Revenues	$390	$390
Production costs	(262)	(161)
Depreciation and depletion	(19)	(66)
Earnings from mine operations (c)	109	163
Net earnings of associates (c)	$32	$78
Company’s equity share of net earnings of associates	$12	$31

At March 31, 2015	Alumbrera	Pueblo Viejo (d)(e)
Current assets	$376	$734
Non-current assets	296	6,621
	672	7,355
Current liabilities	136	487
Non-current liabilities	300	2,732
	436	3,219
Net assets	236	4,136
Company's equity share of net assets of associates	$89	$1,654
At December 31, 2014
Current assets	$389	$830
Non-current assets	318	6,627
	707	7,457
Current liabilities	180	632
Non-current liabilities	276	2,764
	456	3,396
Net assets	251	4,061
Company’s equity share of net assets of associates	$94	$1,624
The equity share of cash flows of the Company's investments in associates are as follows:

Three months ended March 31, 2015	Alumbrera	Pueblo Viejo (d)(e)
Net cash provided by operating activities	$4	$145
Net cash used in investing activities	(3)	(44)
Net cash used in financing activities	(12)	(115)
Three months ended March 31, 2014
Net cash provided by operating activities	$55	$84
Net cash used in investing activities	(9)	(12)
Net cash used in financing activities	(36)	(21)

GOLDCORP    |  20

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

(a)	The quoted market value of the Company’s investment in Tahoe at March 31, 2015 was $629 million (December 31, 2014 – $808 million), based on the closing share price of Tahoe.
On April 1, 2015, Tahoe acquired Rio Alto Mining Limited (“Rio Alto”) for total consideration of approximately $874 million consisting primarily of the issuance of 76.0 million common shares of Tahoe to the former shareholders of Rio Alto. The acquisition resulted in a dilution of the Company’s interest in Tahoe to 25.9% on April 1, 2015. As a result, the Company has estimated a preliminary dilution gain of $100 million which will be finalized and recognized in the Company's Condensed Interim Consolidated Statement of Earnings for the three months ended June 30, 2015.

(b)
On March 26, 2014, the Company disposed of its interest in Primero to a syndicate of underwriters for gross proceeds of $201 million (C$224 million) and recognized a gain of $18 million, net of tax and selling costs of $8 million. The Company's share of Primero's net earnings for the period January 1, 2014 to March 26, 2014, the date of disposition, was included in the Company's consolidated results for the three months ended March 31, 2014.

(c)
The net expense of $117 million for the three months ended March 31, 2015 (2014 – $162 million), which reconciled earnings from mine operations of $172 million (2014 – $272 million), to net earnings of Alumbrera and Pueblo Viejo of $55 million (2014 – net earnings of $110 million), was comprised primarily of finance costs and income taxes.

(d)
On February 17, 2015, the guarantee provided by Barrick and Goldcorp pertaining to the $1.035 billion in project financing for Pueblo Viejo (Goldcorp's share – $414 million) terminated as a result of Pueblo Viejo achieving certain operational and technical milestones. During the three months ended March 31, 2015, total repayments of $115 million (2014 – $53 million) were made on the $1.035 billion project financing (Goldcorp's share – $46 million (2014 – $21 million)). At March 31, 2015, the outstanding balance of the project financing was $773 million (Goldcorp's share – $309 million) (December 31, 2014 – $888 million (Goldcorp's share – $355 million)).

(e)
At March 31, 2015, the carrying amount of the $700 million in shareholder loans between the Company and Pueblo Viejo was $603 million (December 31, 2014 – $600 million), which is being accreted to face value over the term of the loans. Included in other current and non-current assets of the Company was $19 million (December 31, 2014 – $49 million) of interest receivable.

GOLDCORP    |  21

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

13.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities by categories

At March 31, 2015	Loans and receivables	Available-for-sale securities	Fair value through profit and loss	Held to maturity/other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$—	$365	$—	$365
Money market investments	55	—	—	—	55
Accounts receivable arising from sales of metal concentrates	—	—	313	—	313
Investments in securities	—	37	—	—	37
Derivative assets	—	—	9	—	9
Other current and non-current financial assets	81	—	—	—	81
Total financial assets	$136	$37	$687	$—	$860
Financial liabilities
Debt	$—	$—	$—	$(3,888)	$(3,888)
Accounts payable and accrued liabilities	—	—	—	(778)	(778)
Derivative liabilities	—	—	(67)	—	(67)
Other current and non-current financial liabilities	—	—	—	(33)	(33)
Total financial liabilities	$—	$—	$(67)	$(4,699)	$(4,766)
At December 31, 2014
Financial assets
Cash and cash equivalents	$—	$—	$482	$—	$482
Money market investments	53	—	—	—	53
Accounts receivable arising from sales of metal concentrates	—	—	187	—	187
Investments in securities	—	57	—	—	57
Derivative assets	—	—	17	—	17
Other current and non-current financial assets	113	—	—	—	113
Total financial assets	$166	$57	$686	$—	$909
Financial liabilities
Debt	$—	$—	$—	$(3,592)	$(3,592)
Accounts payable and accrued liabilities	—	—	—	(1,039)	(1,039)
Derivative liabilities	—	—	(49)	—	(49)
Other current and non-current financial liabilities	—	—	—	(34)	(34)
Total financial liabilities	$—	$—	$(49)	$(4,665)	$(4,714)

GOLDCORP    |  22

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

(b)	Net (loss) gains on financial assets and liabilities classified as at fair value through profit and loss
The net (losses) gains on derivatives for the three months ended March 31 were comprised of the following:

	2015	2014
Realized losses
Foreign currency, heating oil, copper, lead, and zinc contracts	$(16)	$(3)
Non-financial contract to sell silver to Silver Wheaton	—	(2)
	(16)	(5)
Unrealized (losses) gains
Foreign currency, heating oil, copper, lead, and zinc contracts	(26)	2
Non-financial contract to sell silver to Silver Wheaton	—	1
Conversion feature of the Convertible Notes	—	(1)
	(26)	2
	$(42)	$(3)

(c)	Financial assets designated as available-for-sale
The Company’s investments in marketable securities (included in other current assets and investments in securities) are designated as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in Other Comprehensive (Loss) Income ("OCI") for the three months ended March 31 were as follows:

	2015	2014
Mark-to-market gains on available-for-sale securities	$1	$5
Deferred income tax expense in OCI	—	(1)
Unrealized gains on securities, net of tax	1	4
Reclassification adjustment for impairment losses included in net (loss) earnings, net of tax of $nil (2014 – $nil)	3	1
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net (loss) earnings, net of tax of $nil (2014 – $nil)	(1)	—
Reclassification of Probe mark-to-market gains on acquisition (note 3)	(3)	—
	$—	$5

(d)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Condensed Interim Consolidated Balance Sheets
The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

GOLDCORP    |  23

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

	At March 31, 2015		At December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents (note 9)	$365	$—	$482	$—
Investment in securities	28	9	47	10
Accounts receivable arising from sales of metal concentrates	—	313	—	187
Current and non-current derivative assets	—	9	—	17
Current and non-current derivative liabilities	—	(67)	—	(49)
At March 31, 2015, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.
The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2015.
At March 31, 2015, there were no financial assets or liabilities measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

(ii)	Valuation methodologies for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates
The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.
Commodity and currency forward and option contracts
The Company's derivative assets and liabilities are comprised of commodity and currency forward and option contracts. The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating the applicable yield curve. The fair values of the option contracts are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Condensed Interim Consolidated Balance Sheets
At March 31, 2015, the fair values of financial assets and liabilities not already measured and recognized at fair value were as follows:

	Level	Input	Carrying value (2)	Fair value
$1.0 billion notes	1	Closing price	$1,002	$1,049
$1.5 billion notes	1	Closing price	1,487	1,496
425 million Argentine pesos loan	2	31.0% (1)	48	51
1.6 billion Argentine pesos loan	2	31.0% (1)	178	186
180 million Argentine pesos loan	2	31.0% (1)	17	16

(1)	Represents market quoted yield on similar borrowings by the Company in Argentina on March 31, 2015.

(2)	Includes accrued interest payable.
At March 31, 2015, the carrying amounts of money market investments, other financial assets, accounts payable and accrued liabilities, other financial liabilities and certain debt are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

(e)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company's exposure to financial risks and how the Company manages each of those risks are described in note 25(e) to the Company's consolidated financial statements for the year ended December 31,

GOLDCORP    |  24

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

2014. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2015, except as noted below:

(i)	Liquidity risk
During the three months ended March 31, 2015, the Company generated operating cash flows from continuing operations of $51 million (2014 – $263 million). At March 31, 2015, Goldcorp held cash and cash equivalents and money market investments of $365 million and $55 million, respectively (December 31, 2014 – $482 million and $53 million, respectively) and had working capital of 831 million (December 31, 2014 – $691 million, $26 million of which represents the Company's net assets held for sale), which the Company defines as current assets less current liabilities. Before non-cash working capital changes, operating cash flows from continuing operations amounted to $271 million (2014 – $221 million).
During the three months ended March 31, 2015, the Company drew down an additional $300 million from the $2.0 billion credit facility. At March 31, 2015, the undrawn balance of the credit facility was $860 million (December 31, 2014 – $1.2 billion).
At March 31, 2015, the Company had letters of credit outstanding, including amounts relating to discontinued operations, surety bonds and secured deposits in the amount of $432 million (December 31, 2014 – $460 million). The Company's capital commitments for the next twelve months amounted to $101 million at March 31, 2015.

(ii)	Market risk
Currency risk
During the three months ended March 31, 2015, the Company recognized a net foreign exchange gain of $15 million (2014 – loss of $19 million). Based on the Company’s net exposures (other than those relating to taxes) at March 31, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $30 million increase or decrease in the Company’s after-tax net loss, respectively.
During the three months ended March 31, 2015, the Company recognized a net foreign exchange loss of $131 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2014 – $105 million). Based on the Company’s net exposures relating to taxes at March 31, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $251 million decrease or increase in the Company’s after-tax net loss, respectively.

14.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options and RSUs
For the three months ended March 31, 2015, total share-based compensation relating to stock options and RSUs was $11 million (2014 – $20 million), of which $10 million (2014 – $18 million) is included in corporate administration in the Condensed Interim Consolidated Statements of (Loss) Earnings and $1 million (2014 – $2 million) was capitalized to development projects with a corresponding credit to shareholders’ equity.

GOLDCORP    |  25

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

Stock options
The following table summarizes the changes in stock options for the three months ended March 31 :

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2015	16,379	$39.09
Granted (1)	4,371	27.15
Issued in connection with the acquisition of Probe (note 3)	1,446	10.77
Exercised (2)	(835)	12.56
Forfeited/expired	(810)	40.44
At March 31, 2015 – outstanding	20,551	$35.58
At March 31, 2015 – exercisable	13,143	$39.48
At January 1, 2014	17,137	$40.49
Granted (1)	3,553	30.41
Exercised (2)	(9)	24.99
Forfeited/expired	(178)	42.30
At March 31, 2014 – outstanding	20,503	$38.74
At March 31, 2014 – exercisable	14,167	$41.60

(1)
Stock options granted during the three months ended March 31, 2015 vest over a period of 3 years (2014 – 3 years), expire in 2022 (2014 – in 2019) and had a total fair value of $19 million (2014 – $22 million) at the date of grant.

(2)
The weighted average share price at the date stock options were exercised was C$24.41 (2014 – C$30.35). Of the 835,000 stock options exercised during the three months ended March 31, 2015, 613,000 were issued in connection with the acquisition of Probe (note 3).

The weighted average fair value of stock options granted of C$5.56 ($4.46) per option during the three months ended March 31, 2015 (2014 – C$6.86 ($6.17)) was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

	2015		2014
Expected life	3.2 years		3.1 years
Expected volatility	39.9%		38.0%
Expected dividend yield	2.9%		2.2%
Risk-free interest rate	0.5%		1.2%
Weighted average share price	C$	26.08	C$	30.15
The Company estimated a forfeiture rate of 10.0% (2014 – 9.2%) for the options granted during the three months ended March 31, 2015. The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.
RSUs
The Company issued 2.3 million RSUs during the three months ended March 31, 2015 (three months ended March 31, 2014 – 2.0 million RSUs) which vest over 3 years (three months ended March 31, 2014 – 3 years). The fair value was C$26.08 per RSU (three months ended March 31, 2014 – C$30.15) with a total fair value of $48 million (three months ended March 31, 2014 – $53 million) based on the market value of the underlying shares at the date of issuance.
At March 31, 2015, there were 3.9 million RSUs outstanding (December 31, 2014 – 3.0 million).

GOLDCORP    |  26

First Quarter Report – 2015
(In millions of United States dollars, except where noted)

(b)	Other compensation
The Company has other share-based compensation plans in place which include a Performance Share Unit ("PSU") Plan, Phantom Restricted Unit ("PRU") Plan and Employee Share Purchase Plan.
During the three months ended March 31, 2015, the Company issued 531,749 PSUs (2014 – 441,016) and 823,568 PRUs (2014 – 608,217), which will vest over a period of 3 years, with a total fair value of $27 million (2014 – $23 million) at the date of issuance.
Total share-based compensation expense relating to the PSU and PRU Plans for the three months ended March 31, 2015 was $5 million (2014 – $7 million), of which $5 million (2014 – $6 million) was included in corporate administration in the Condensed Interim Consolidated Statements of (Loss) Earnings and $nil (2014 – $1 million) was capitalized to development projects.
During the three months ended March 31, 2015, the Company also recorded compensation expense of $1 million (2014 – $1 million), relating to its Employee Share Purchase Plan which was included in corporate administration in the Condensed Interim Consolidated Statements of (Loss) Earnings.

15.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. While the outcome of these matters is uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

(a)
On March 12, 2015, the Company announced that Minera Peñasquito had reached a definitive court approved settlement with the Cerro Gordo Ejido relating to surface land rights to 600 hectares (approximately 1,483 acres) of land located within the confines of the Peñasquito Mine site. Minera Peñasquito had negotiated an agreement for use of the land prior to the construction of the mine, however, in 2009 the Cerro Gordo Ejido commenced an action against Peñasquito in Mexico's agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido. This recent settlement reached fully resolves the dispute. Concurrently, Minera Peñasquito and the Cerro Gordo Ejido entered into a new thirty year surface land use agreement on commercial terms for the 600 hectares.

(b)
In October 2014, Pueblo Viejo received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the "Petitioner"), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an "Amparo" remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 24, 2014, the Administrative Court granted Pueblo Viejo's motion to remand the matter to a trial court in the Municipality of Cotuí ("Trial Court") on procedural grounds. A preliminary hearing  scheduled for April 28, 2015 has been postponed to May 21, 2015. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as Pueblo Viejo cannot reasonably predict any potential losses.

16.	SUBSEQUENT EVENTS
Sale of the South Arturo Mine Project
On April 6, 2015, the Company announced it had signed a binding letter of intent with Premier Gold Mines Ltd. ("Premier") for the sale of its 40% interest in the South Arturo Mine Project (the "Project") in Nevada. The Project is a joint venture between the Company, a 40% owner, and Barrick, a 60% owner and the operator of the Project. Under the terms of the agreement, the Company will receive cash consideration of $20 million and a further 5% interest in the Rahill-Bonaza Joint Venture in Red Lake. Concurrent with the divestiture, the Company agreed to complete a private placement with Premier in the amount of C$12.5 million, subject to Toronto Stock Exchange approval. The closing of the agreement, which is subject to Barrick not exercising its right of first refusal in respect of the Project and completion of definitive documentation, is expected to occur by the end of May 2015.

GOLDCORP    |  27

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
CST Trust Company
www.goldcorp.com	1066 West Hastings Street
Vancouver, BC V6E 3X1 Canada
TORONTO OFFICE	Toll free in Canada and the US:
(800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US:
Toronto, ON M5H 3P5 Canada	(416) 682-3860
Tel: (416) 865-0326
Fax: (416) 359-9787	inquiries@canstockta.com

RENO OFFICE	www.canstockta.com

Suite 310 – 5190 Neil Road	AUDITORS
Reno, NV 89502 United States
Tel: (775) 827-4600	Deloitte LLP
Fax: (775) 827-5044	Vancouver, BC

MEXICO OFFICE	INVESTOR RELATIONS

Paseo de las Palmas 425-15	Jeff Wilhoit
Lomas de Chapultepec	Vice President, Investor Relations
11000 Mexico, D.F.	Toll free: (800) 567-6223
Tel: 52 (55) 5201-9600	Email: info@goldcorp.com

GUATEMALA OFFICE	REGULATORY FILINGS

5ta avenida 5-55 zona 14 Europlaza	The Company’s filings with the Ontario Securities Commission
Torre 1 Nivel 6 oficina 601	can be accessed on SEDAR at www.sedar.com.
Guatemala City
Guatemala, 01014	The Company’s filings with the US Securities and
Tel: 502 2329 2600	Exchange Commission can be accessed on EDGAR
at www.sec.gov.
ARGENTINA OFFICE

Maipu 255, Piso 12
C1084ABE Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703
Las Condes
Santiago 7580125, Chile
Tel: 562 898 9300